SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-22754

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Urban Outfitters 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Urban Outfitters, Inc.

1809 Walnut Street

Philadelphia, PA 19103

URBAN OUTFITTERS 401(k) SAVINGS PLAN

YEARS ENDED DECEMBER 31, 2003 AND 2002

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Urban Outfitters 401(k) Savings Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2003 and 2002 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2003 and 2002 and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedule of assets held for investment purposes at end of year at December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The information in the schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mantas, Ohliger, McGary & Quinn, P.C.

King of Prussia, Pennsylvania

May 21, 2004

URBAN OUTFITTERS 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2003		2002
Investments, at fair value:
Urban Outfitters, Inc. common stock	$4,683,983	(a)	$1,613,675	(a)
Pooled shares of registered investment companies:
American Century Equity Growth Fund	222,278		93,137
American Century GNMA Fund	200,325		148,627
American Century Income and Growth Fund	299,829		166,596
American Century Ultra Fund	248,108		129,045
BlackRock Index Equity Class A Fund	481,988		232,337
BlackRock Money Market Fund	1,958,681	(a)	1,581,008	(a)
BlackRock Small Cap Growth Equity Class A Fund	258,935		87,604
Fidelity Advisor Government Investment Fund	278,874		167,219
Janus Adviser Capital Appreciation Fund	744,528	(a)	461,732	(a)
Janus Adviser Growth and Income Fund	703,371	(a)	422,446	(a)
Janus Adviser Growth Fund	509,699		283,056
Janus Adviser Worldwide Fund	563,472	(a)	322,077	(a)
Participant loans	192,724		125,642

	11,346,795		5,834,201

Contributions receivable:
Participants	9,597		55,617
Employer	1,948		10,714

	11,545		66,331

Total assets	11,358,340		5,900,532

Liabilities:
Accrued administrative fees	12,196		18,125
Refundable contributions	177,975		99,213

Total liabilities	190,171		117,338

Net assets available for benefits	$11,168,169		$5,783,194

(a)	represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2003	2002
Additions (subtractions) to net assets attributed to:
Investment income, interest and dividends	$47,329	$41,427
Net appreciation (depreciation) in fair value of investments	3,954,567	(500,122)

	4,001,896	(458,695)

Contributions:
Participants	1,781,133	1,599,816
Employer	381,071	316,397
Rollovers from other plans	68,164	80,201

	2,230,368	1,996,414

Total additions	6,232,264	1,537,719

Deductions from net assets attributed to:
Benefits paid to participants	802,377	664,506
Administrative expenses	44,912	50,058

Total deductions	847,289	714,564

Net increase	5,384,975	823,155
Net assets available for benefits:
Beginning	5,783,194	4,960,039

Ending	$11,168,169	$5,783,194

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	Description of Plan:

The following description of Urban Outfitters, Inc. (the “Company”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General:

The Plan is a defined contribution 401(k) plan covering substantially all employees of the Company and its participating affiliates who have completed six months of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Effective July 1, 2003 and subject to certain limitations as outlined in the Plan, participants may elect to contribute from 1% to 25% of their eligible compensation, as defined, by the Plan. During the year ended December 31, 2002 and from January 1, 2003 through June 30, 2003 participants could contribute from 1% to 20% of their eligible compensation.

The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation) to the Plan. To be eligible for employer contributions, a participant must have completed one year of continuous service. For each of the years ended December 31, 2003 and 2002, the Company made matching contributions equal to 25% of the first 6% of an employee’s compensation deferred under the Plan. No additional discretionary contributions were made.

Participant accounts:

Each participant’s account is credited with the participant’s elective and rollover contributions and an allocation of Plan investment earnings and the Company’s contribution, and charged with withdrawals and distributions and a share of Plan investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Effective July 1, 1999, for other than non-participant directed holdings of Urban Outfitters, Inc. common stock as of June 30, 1999 and Company discretionary contributions which will be used to purchase Urban Outfitters, Inc. common stock, participants are able to direct the investment of their accounts, including the purchase of additional shares of Urban Outfitters, Inc. common stock. Effective January 1, 2003, participants may direct previously non-directed Urban Outfitters, Inc. common stock into any Plan investment. Participants may change their self-directed investment options at any time.

Vesting:

Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company’s contributions is graded over five years of credited service. Participants become 100% vested if separated from service on account of retirement, death or disability.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2003 AND 2002

1.	Description of Plan (continued):

Forfeitures:

Forfeited Company contributions are used first to pay the administrative expenses of the Plan and then to reduce the Company’s contributions for such plan year. Forfeitures of $44,804 in 2003 and $51,032 in 2002 were used to pay administrative expenses of the plan and reduce employer contributions. Net assets available for benefits include forfeited balances of approximately $21,000 at December 31, 2003 and $18,000 at December 31, 2002.

Participant loans:

Participants may borrow from their vested accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

Payment of benefits:

A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested or, in the case of a participant whose vested account does not exceed $5,000, as soon as administratively feasible following the participant’s termination of employment. A participant whose vested account exceeds $5,000 may elect to defer the payment of benefits until April 1 of the calendar year following their attainment of age 70½.

Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. common stock.

Participants, upon attainment of age 59½, may elect to receive in-service distributions. Hardship withdrawals are also permitted.

Plan assets allocated to the accounts of persons who have terminated employment with the Company but have not withdrawn from the Plan approximated $1,544,000 at December 31, 2003 and $765,000 at December 31, 2002.

Funding policy:

The Company generally remits employee deferral and Company matching contributions to the Plan on a weekly basis.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2003 AND 2002

2.	Summary of significant accounting policies:

Basis of accounting:

The financial statements of the Plan are prepared using the accrual basis of accounting.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Payment of benefits:

Benefits are recorded when paid.

Valuation of investments:

The Plan’s investments are stated at fair value and are maintained by PNC Bank, N.A. Urban Outfitters, Inc. common stock is stated at fair value using quoted market prices from a national securities exchange. Pooled shares of registered investment companies are valued at fair value and represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost which approximates fair value.

Investments subject the Plan to a concentration of market risk. Investments are subject to market volatility which could have a material effect on participant account balances.

Net appreciation (depreciation) in fair value of investments:

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the unrealized appreciation or depreciation on these investments.

Administrative expenses:

The Company provides participant data services to the Plan at no charge. The Plan generally pays all administrative expenses. In 2003, the Company paid $9,000 of fees related to audit services for the 2002 plan year.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2003 AND 2002

3.	Net appreciation (depreciation) in fair value of investments:

During 2003 and 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2003	2002
Urban Outfitters, Inc. common stock:
Participant-directed	$3,238,057	$(16,249)
Nonparticipant-directed	—	(17,836)
Registered investment companies	716,510	(466,037)

	$3,954,567	$(500,122)

4.	Nonparticipant-directed investments:

As discussed in Note 1, effective January 1, 2003, participants may direct previously non-directed investments. Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments for 2002 is as follows:

2002
Investment, Urban Outfitters, Inc. common stock	$1,266,165

Changes in net assets:
Net depreciation	$(17,836)
Benefits paid to participants	(148,146)
Transfer of pre-July 1, 1999 forfeitures to other funds	(9,128)

$(175,110)

5.	Excess contributions:

Contributions received from participants for 2003 and 2002 have been reduced by, and refundable contributions at December 31, 2003 and 2002 include, $177,975 refunded in February 2004 and $99,213 refunded in March 2003, respectively, to return excess deferral contributions, and related net gains or losses, to certain active participants in order to satisfy the relevant nondiscrimination provisions of the Plan.

6.	Plan termination:

Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2003 AND 2002

7.	Tax status:

The Plan’s most recent determination letter from the Internal Revenue Service, dated November 27, 1996, states that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Reconciliation of financial statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$11,168,169	$5,783,194
Amounts allocated to withdrawing participants	(9,697)	—
Amounts allocated for refundable contributions	177,975	99,213

Net assets available for benefits per Form 5500	$11,336,447	$5,882,407

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2003 and 2002 to schedule H of Form 5500:

	Year ended December 31,
	2003	2002
Benefits paid to participants per the financial statements	$802,377	$664,506
Amounts allocated to withdrawing participants at December 31	9,697	—

Benefits paid to participants per Schedule H, Form 5500	$812,074	$664,506

URBAN OUTFITTERS 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

YEARS ENDED DECEMBER 31, 2003 AND 2002

8.	Reconciliation of financial statements to Form 5500 (continued):

Amounts allocated to withdrawing participants are recorded on the schedule H of Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of total additions to net assets available for benefits per the financial statements to Form 5500:

	Year ended December 31,
	2003		2002
Total additions to net assets per the financial statements		$6,232,264		$1,537,719
Participant contributions per the financial statements	$1,781,133		1,599,816
Amounts allocated for refundable contributions at December 31	143,657	143,657	99,213	99,213

Participant contributions per Form 5500	$1,924,790		1,699,029

Unrealized gain on amounts allocated for refundable contributions at December 31, 2003		34,318		—

Total additions per Form 5500		$6,410,239		$1,636,932

Amounts reported as refundable contributions at December 31, 2002 in the amount of $99,213 are reflected as corrective distributions on the income and expense statement in the 2003 Form 5500.

Amounts allocated for refundable contributions to certain participants of the Plan, and the related gain, were recorded as a liability of the Plan at December 31, 2003 and 2002, because they had not been paid as of those dates.

Plan Name: Urban Outfitters 401(k) Savings Plan	Plan Number: 002
Plan Sponsor: Urban Outfitters, Inc.	EIN: 23-2003332

Schedule of Assets Held for Investment Purposes at End of Year

December 31, 2003

Attachment for Schedule H, Line 4i

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
***	Urban Outfitters, Inc.	Common stock	$1,068,413	$4,683,983
***	PNC Bank	Pooled American Century Ultra Fund	233,953	248,108
***	PNC Bank	Pooled American Century Income and Growth Fund	274,999	299,829
***	PNC Bank	Pooled American Century GNMA Fund	201,321	200,325
***	PNC Bank	Pooled American Century Equity Growth Fund	194,518	222,278
***	PNC Bank	Pooled Fidelity Advisor Government Investment Fund	279,267	278,874
***	PNC Bank	Pooled Janus Adviser Capital Appreciation Fund	689,481	744,528
***	PNC Bank	Pooled Janus Adviser Growth Fund	469,339	509,699
***	PNC Bank	Pooled Janus Adviser Growth and Income Fund	644,554	703,371
***	PNC Bank	Pooled Janus Adviser Worldwide Fund	528,425	563,472
***	PNC Bank	Pooled BlackRock Index Equity Class A Fund	436,488	481,988
***	PNC Bank	Pooled BlackRock Money Market Fund	1,958,681	1,958,681
***	PNC Bank	Pooled BlackRock Small Cap Growth Equity Class A Fund	200,023	258,935
	Participant loans	Prime + 1%	0	192,724

***	Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Urban Outfitters 401(K) Savings Plan

Date: June 18, 2004	By:	/s/ JOHN E. KYEES
John E. Kyees Plan Administrator

Exhibit Index

Exhibit Number	Description

23.1*	Consent of Independent Registered Public Accounting Firm

*	Filed herewith